May 12, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Matthew Crispino
Daniel F. Duchovny

Re:	Giant Interactive Group Inc.
Schedule 13E-3
Filed April 2, 2014
File No. 005-83570

Dear Mr. Crispino and Mr. Duchovny:

On behalf of Giant Interactive Group Inc., a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 30, 2014 with respect to the Schedule 13E-3, File No. 005-83570 (the “Schedule 13E-3”) filed on April 2, 2014 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. The Amendment and the Revised Proxy Statement each incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via mail.

We represent the independent committee (the “Special Committee”) of the board of directors of the Company (the “Board”). To the extent any response relates to information concerning Giant Group Holdings Limited, Giant Investment Limited, Giant Merger Limited, Yuzhu Shi, Union Sky Holding Group Limited, Vogel Holding Group Limited, The Baring Asia Private Equity Fund V, L.P., Baring Private Equity Asia V Holding (12) Limited, Hony Capital Fund V, L.P., Rich Noble Enterprises Limited, CDH WM Giant Fund, L.P. and CDH Journey Limited, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

U.S. Securities and Exchange Commission

May 12, 2014

Schedule 13E-3

General

1.	We note that although Baring Private Equity Asia V Holding (12) Limited (“Baring SPV”) is owned and controlled by both the Baring Asia Private Equity Fund V, L.P. (“Baring LP”) and the Baring Asia Private Equity Fund V Co-Investment L.P. (Baring Co.), only Baring SPV and Baring LP are included as filing persons. Please advise why Baring Co. is not included as a filing person.

Baring Private Equity Asia V Holding (12) Limited (“Baring SPV”) is more than 99% owned and controlled by The Baring Asia Private Equity Fund V, L.P. (“Baring LP”) and less than 1% owned by The Baring Asia Private Equity Fund V Co-Investment L.P. (“Baring Co”). Due to the size of its ownership position, Baring Co does not control Baring SPV and is therefore not included as a filing person. The disclosure on page 2 of the Revised Proxy Statement and page G-8 of Annex G to the Revised Proxy Statement has been revised to clarify that Baring LP controls Baring SPV.

2.	The filing persons are responsible for the accuracy and completeness of the Schedule 13E-3. The disclaimers in the penultimate paragraph of the “Introduction” section on page 2 are inappropriate. Please revise. Also, remove the statement on page 2 that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company, or of any other filing person, within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company or other filing persons.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on page 2 of the Amendment.

3.	We note that on April 29, 2014 you filed your annual report on Form 20-F. Please update your disclosure throughout the proxy statement, as necessary

In response to the Staff’s comment, the disclosure has been revised to refer to the Company’s Form 20-F filed on April 29, 2014 where appropriate throughout the Schedule 13E-3 and the Revised Proxy Statement.

Exhibit 99. (A)(1)

Cover Page

4.	Item 1014(a) of Regulation M-A requires filing persons to state whether they believe that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. On page iii, you define “unaffiliated holders” as shareholders and ADS holders other than the Buyer Group and the directors and officers of the company that are affiliated with the Buyer Group. This definition appears to include directors and officers of the company that are unaffiliated with the Buyer Group. Be advised that the staff views officers and directors of an issuer as affiliates of the issuer. Please revise the filing to more clearly articulate whether the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders.

U.S. Securities and Exchange Commission

May 12, 2014

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page iii of the cover page to the Revised Proxy Statement and on page 7 of the Revised Proxy Statement.

Summary Term Sheet, page 1

5.	We note that the Summary Term Sheet and the Questions and Answers cover 30 pages of your proxy statement. Revise and consolidate both sections to ensure you comply with Item 1001 of Regulation M-A.

In response to the Staff’s comment, the disclosures in the sections entitled “Summary Term Sheet” and “Questions and Answers About the Extraordinary General Meeting and the Merger” have been revised so that the Revised Proxy Statement now includes disclosure regarding substantive information with respect to the terms of the Merger in the section entitled “Summary Term Sheet” and disclosure regarding procedural information with respect to the Merger in the section entitled “Questions and Answers About the Extraordinary General Meeting and the Merger.” Duplicative disclosure about the procedures with respect to the extraordinary general meeting and appraisal rights has been removed from the section entitled “Summary Term Sheet” and similarly duplicative disclosure about the terms of the Merger has been removed from the section entitled “Questions and Answers About the Extraordinary General Meeting and the Merger.” In addition, in accordance with Item 1001 of Regulation M-A, the disclosure in the section entitled “Summary Term Sheet” has been limited to the most material terms of the proposed transaction.

6.	We note your disclosure on page 5 relating to the Deferred Payment Arrangements and their status. Please confirm that you will update your disclosure when the agreements are executed and will file the agreements as exhibits to the Schedule 13E-3. Also, disclose here or in an appropriate location of your proxy statement what incentive has been offered to the Deferred Payment Management Participants to induce them to enter into these agreements, given that your current disclosure states they will not receive any additional benefits for deferring their payments.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on pages 5, 74 and 75 of the Revised Proxy Statement.

7.	We note the defined term “Unaffiliated Holders” on page 9, under the caption “Purposes and Effects of the Merger,” excludes the Buyer Group and directors and officers that are affiliated with the Buyer Group. As your proxy statement appears to suggest that the only director or officer affiliated with the Buyer Group is Mr. Shi, please tell us, with a view toward revised disclosure, why you refer to directors and officers affiliated with the buyer group.

U.S. Securities and Exchange Commission

May 12, 2014

In response to the Staff’s comment, the disclosure has been revised to remove any references to directors and officers (other than Mr. Shi, who is a member of the Buyer Group) in the definition of the “Unaffiliated Holders.” Please refer to the updated disclosure on page iii of the cover page to the Revised Proxy Statement and on page 7 of the Revised Proxy Statement.

Financing of the Merger, page 11

8.	Please clarify if the funds necessary to complete the merger and the related transactions at the closing of the merger, including for the payment of the merger consideration to the unaffiliated security holders, will be paid from accounts within China and, if so, whether such payments will be subject to any restrictions, registrations, approvals or procedural requirements under applicable PRC laws, rules and regulations.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on pages 9, 81 and 82 of the Revised Proxy Statement.

Special Factors

Background of the Merger, page 31

9.	Please revise the second paragraph on page 31 to disclose why the company retained Kilometre.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 26 of the Revised Proxy Statement.

10.	We note that on the same day that Kilometre was retained, it proposed a going private transaction to Mr. Shi. Please disclose how Kilometre was able to focus on the going private transaction as one of the “possible strategic transactions” so quickly.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 26 of the Revised Proxy Statement.

11.	We note your reference to “Representatives of the Company” in the fourth paragraph of page 31. Please revise here and throughout the proxy statement to disclose the names of the company directors or officers that participated in each meeting or negotiation. Similarly, revise references to “certain” issues, “principal points” or “open points” to provide a more detailed description of the issues or points to which you are referring.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on pages 26 and 31 - 34 of the Revised Proxy Statement.

U.S. Securities and Exchange Commission

May 12, 2014

12.	You indicate on page 31 that representatives of the company met with representatives of the Second Private Equity Sponsor. Please disclose the reasons, if known, why the Second Private Equity Sponsor did not pursue a transaction with the company. Also, revise the disclosure to clarify if the company met with the Third Private Equity Sponsor.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 26 of the Revised Proxy Statement.

13.	We note the disclosure on page 31 that the company and representatives of Kilometre held discussions with representatives of Baring “to explore the feasibility of various strategic transactions including a possible going-private transaction.” Please revise to provide a description of the other strategic transactions considered during these discussions, if any, and the reasons those alternatives were rejected.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 26 of the Revised Proxy Statement.

14.	On a related note, your disclosure refers to preliminary discussions that took place over a 12-day period. Revise this section of your proxy statement to describe each meeting or discussion rather than present them as a group.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on pages 26 and 27 of the Revised Proxy Statement.

15.	Please expand your disclosure on page 34 to explain how Hony became interested in participating in the proposed transaction. Describe any discussions and negotiations between Hony and other participants in the transaction or their representatives.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on pages 29 and 35 of the Revised Proxy Statement.

16.	We note that representatives of the special committee met with representatives of Morgan Stanley and Duff & Phelps over a period of four months to discuss, among other things, the status of analyses being conducted by Morgan Stanley and Duff & Phelps. Each presentation, discussion, or report held with or presented by Morgan Stanley or Duff & Phelps, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. To the extent applicable and not already disclosed or filed, please revise your disclosure to summarize all of Morgan Stanley and Duff & Phelps presentations to the special committee or the board and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3. In this respect, we note at least one such report, filed as exhibit 99(C)(3) to the Schedule 13E-3, that is not described in the proxy statement.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on pages 50 and 51 of the Revised Proxy Statement.

U.S. Securities and Exchange Commission

May 12, 2014

17.	Revise the third paragraph on page 35 to describe generally the confidential information that Baring was allowed to share with potential financing sources.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 31 of the Revised Proxy Statement.

18.	Revise the first paragraph on page 36 to disclose the offer consideration used by Morgan Stanley and Duff & Phelps to prepare their preliminary financial analyses.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on pages 32 and 50 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee and the Company’s Board of Directors, page 39

19.	Please state clearly in this section the reasons for engaging in the transaction at this time as opposed to other times in the company’s history. Refer to Item 1013 of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 41 of the Revised Proxy Statement.

20.	We note the statement on page 10 and in this section that the board of directors “determined that it is fair to, advisable and in the best interests of the company to consummate the transactions.” Revise to state whether the company reasonably believes that the transaction is fair or unfair to unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page iii of the cover page to the Revised Proxy Statement and to pages 7, 35 and 104 of the Revised Proxy Statement.

21.	Please make the statement required by Item 1014(d) of Regulation M-A, or direct us to responsive disclosure appearing in the filing. Refer to General Instruction E to Schedule 13E-3, which requires that negative responses to Item 8 be affirmatively disclosed.

In response to the Staff’s comment, the Proxy Statement has been revised to state that a majority of directors who are not employees of the Company comprise the Special Committee and that the Special Committee has retained certain independent representatives for purposes of negotiating the terms of the Merger and/or rendering a fairness opinion. Please refer to pages 28-30 and 85 of the Revised Proxy Statement.

U.S. Securities and Exchange Commission

May 12, 2014

22.	Refer to the paragraph preceding the bullet points on pages 39 and 41, which refer to the bullet points “including” factors or safeguards, and the paragraph after the bullet points on page 43, which disclosure that the discussion includes “a number” of factors, which suggests that the special committee considered other factors or safeguards. Please revise as necessary to disclose all material factors the special committee relied upon to make its fairness determination.

In response to the Staff’s comment, the disclosure on page 40 of the Revised Proxy Statement has been revised to state that the factors listed include all material factors that the Special Committee and the Board relied upon to make its fairness determination.

23.	Refer to the first bullet on page 39. Please disclose how the special committee and the board considered the company’s business, financial condition, results of operations, prospects and competitive position in reaching their fairness determinations. Disclose why these factors were viewed as positive in the analysis.

In response to the Staff’s comment, the Company respectfully submits to the Staff that the reference in the Proxy Statement to the Special Committee’s and the Board’s knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position was included in the Proxy Statement as a summary of various factors set forth in the bullet points subsequent to the first bullet point on page 36 of the Revised Proxy Statement. Upon further review of the other factors listed in this paragraph on pages 36-38 of the Revised Proxy Statement, the Company submits that the Special Committee’s and the Board’s knowledge itself was not, and should not be viewed as a substantive factor or potential benefit of the Merger, and the other factors in this paragraph on pages 36-38 of the Revised Proxy Statement have sufficiently discussed the substantive factors and potential benefits of the Merger, which provided the foundation for the Special Committee and the Board to make their fairness determination. Therefore, the first bullet point on page 36 of the Revised Proxy Statement has been revised to remove this general statement regarding the Special Committee’s and the Board’s knowledge.

24.	In the second bullet point on page 39, please disclose management’s view of the company’s financial condition, results of operations, business, prospects and competitive position and discuss how this view influenced the special committee and the board when making their fairness determinations.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 36 of the Revised Proxy Statement.

25.	Refer to the third full bullet point on page 40. Revise your disclosure to explain why the special committee evaluated the merger consideration in comparison with the “volume-weighted” average price of the shares instead of the closing price of the shares.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 37 of the Revised Proxy Statement.

U.S. Securities and Exchange Commission

May 12, 2014

26.	Refer to the fourth full bullet point on page 40. Revise your disclosure to explain why and how the special committee adjusted the future price of your shares for present value.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 37 of the Revised Proxy Statement.

27.	Please address how the independent committee and the board, and any filing person relying on the opinions of Morgan Stanley and Duff & Phelps, were able to support their fairness determinations as to unaffiliated shareholders given that the financial advisors’ opinions address fairness with respect to per share merger consideration to be paid to the holders of Shares (other than the Excluded shares, the Dissenting Shares, the Union Sky Delayed Payment Shares, the Company Restricted Shares and Shares represented by ADSs) and the per ADS merger consideration to be paid to the holders of the ADSs (other than ADSs representing Excluded Shares), rather than to all shareholders unaffiliated with the company.

The Company respectfully submits to the Staff that the group comprising “holders of Shares (other than the Excluded Shares, the Dissenting Shares, the Union Sky Delayed Payment Shares, the Company Restricted Shares and Shares represented by ADSs) or the holders of ADSs (other than ADSs representing Excluded Shares)” by definition includes all unaffiliated security holders since the holders of Excluded Shares and Union Sky Delayed Payment Shares are all affiliated shareholders of the Company and not unaffiliated security holders. The Special Committee and the Board and each filing person that relies on the opinions of Morgan Stanley and Duff & Phelps therefore do not believe that there is any meaningful distinction to be drawn between the concepts of “fairness to unaffiliated security holders” under Item 1014(a) of Regulation M-A and fairness to the group of holders described above, and believe that it is reasonable and appropriate to consider such fairness opinions as a material factor in their determination as to the fairness of the Transactions to the “unaffiliated security holders.”

28.	We note your disclosure on page 44 that the special committee and the board of directors believe that the value of the company’s assets that might be realized in a liquidation would be significantly less than its going-concern value. Please disclose the basis for such belief. See Question 20 of Exchange Act Release No. 34-17719.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 41 of the Revised Proxy Statement.

29.	Revise the first full paragraph on page 44 to describe here the results of the special committee and the board having considered purchase prices paid in previous purchases of your shares and ADSs.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 41 of the Revised Proxy Statement.

U.S. Securities and Exchange Commission

May 12, 2014

30.	Revise this section to disclose the consideration given by the special committee and board of directors to the value range calculated by Morgan Stanley in its discounted cash flows analysis to be significantly higher than the transaction price.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 40 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 44

31.	If applicable, disclose in this section whether the members of the Buyer Group considered the prices paid by the company or filing persons for purchases of the company’s shares during the past two years in reaching their fairness determinations. Refer to Item 8 of Schedule 13E-3 and Instruction 2(vi) to Item 1014 of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 42 of the Revised Proxy Statement.

32.	Refer to the third full paragraph on page 46. Disclose whether the Buyer Group considered the going concern value of the company, instead of the shares, which will continue in its current form.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 43 of the Revised Proxy Statement.

Certain Financial Projections, page 48

33.	We note that you appear to have included non-GAAP financial measures in the projected financial information. Please revise any non-GAAP line-items to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

In preparing the disclosure under the heading “Certain Financial Projections” on pages 45, et seq., of the Proxy Statement, the Company carefully considered the non-GAAP financial measure disclosure requirements of Regulation G and concluded, for the reasons described below, that additional disclosure of GAAP reconciliations contemplated by

Rule 100(a) of Regulation G would not be appropriate and should not be required under Regulation G.

First, the Company believes that the inclusion of this disclosure in a communication subject to the Commission’s communication rules applicable to business combination transactions is consistent with the guidance provided in the Commission’s release of final rules in connection with the adoption of Regulation G.

U.S. Securities and Exchange Commission

May 12, 2014

The Company notes that Rule 100(d) of Regulation G and Item 10(e)(6) of Regulation S-K contain an exemption for the use of non-GAAP financial measures in disclosures related to a proposed business combination if such disclosures are contained in a “communication” that is subject to Item 1015 of Regulation M-A. The Company also refers the Staff to Question 101.01 of the Staff’s Compliance & Disclosure Interpretations under Non-GAAP Financial Measures (the “Interpretation”). In the Interpretation, the Staff interpreted the applicability of the exemption from Regulation G and Item 10(e) of Regulation S-K for the disclosure of non-GAAP financial measures pursuant to Item 1015 of Regulation M-A. The Staff explained that the exemption from Regulation G and Item 10(e) of Regulation S-K is available for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A even if such non-GAAP financial measures are included in Securities Act registration statements, proxy statements and tender offer statements. Although the information required by Item 1015 of Regulation M-A is not expressly required to be furnished pursuant to one of the Schedule 13E-3 enumerated items, consistent with the requirements of Item 8 of Schedule 13E-3 (and Item 1011(b) of Regulation M-A), the Company has disclosed as additional material information in the Proxy Statement information that otherwise would have been required to be disclosed under Item 1015 of Regulation M-A. As such, the Company believes that it should be entitled to rely on the Interpretation.

Moreover, notwithstanding a potential narrow reading of the exception set forth in Rule 100(d) of Regulation G and Item 10(e)(6) of Regulation S-K or the Interpretation, the Company believes that imposing additional disclosure requirements pursuant to Rule 100(a) of Regulation G would be inconsistent with the policy underpinning the adoption and requirements of Regulation G. The projections were prepared internally and expressly not with a view toward public disclosure and were included in the Proxy Statement for purposes of providing fulsome and complete disclosure of historical fact (the information provided to the Buyer Group). The Company does not believe there should be a substantive distinction for purposes of Regulation G regarding whether such information is disclosed in the context of a third-party report or opinion disclosed pursuant to Item 1015 of Regulation M-A in a proxy statement or otherwise, or a discussion of projections themselves provided pursuant to 1011(b), particularly where, as here, the projections were provided to the Company and to the Special Committee’s financial advisors and formed the basis for their fairness analyses.

The Company also submits that as an interpretive matter, the disclosure in question should be considered required by the Commission’s rules under Item 8 of Schedule 13E-3 and Item 1011(b) of Regulation M-A and, as such, exempt from the definition of a “non-GAAP financial measure” under Rule 101(a)(3) of Regulation G.

Furthermore, as noted on page 46 of the Revised Proxy Statement, the Company submits that certain external factors, including products, competition, economic, regulatory and market risks, as well as internal factors such as equity compensation expenses, can be very difficult to predict. Any reconciliation could potentially lend itself to a wide variety of uncertain internal and external factors. Because of the variability and difficulty in making accurate forecasts and projections or certain information not being ascertainable or accessible, the Company has not provided a quantitative reconciliation, as permitted by Rule 100(a)(2). Furthermore, the Company believes the information contained in any forward-looking reconciliation would not be beneficial to shareholders in the context of this Schedule 13E-3 and is therefore not appropriate for disclosure.

U.S. Securities and Exchange Commission

May 12, 2014

For the foregoing reasons, the Company respectfully submits that the non-GAAP projections included under the heading “Certain Financial Projections” on pages 45, et seq., of the Proxy Statement should not require additional disclosure pursuant to Rule 100(a) of Regulation G.

Notwithstanding the foregoing, in considering the Staff’s comment, the Company has determined to amend footnote (3) to the “Management Projections” tables on pages 46 and 47 of the Revised Proxy Statement to add non-GAAP cautionary language.

Opinions of the Special Committee’s Financial Advisors

Opinion of Morgan Stanley

Comparable Companies Analysis, page 53

34.	Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the aggregate value, estimated EBITDA and estimated earnings information for each comparable company that is the basis for the multiples disclosed on page 54 with respect to the Comparable Companies analysis, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 55 with respect to the Precedent Transactions analysis, (iii) the transaction data from each transaction that resulted in the implied per ADS value range disclosed on page 56 with respect to the Premium Paid analysis, and (iv) with respect to the Discounted Cash Flow analysis, the company’s projected results that were used in conducting it (or a cross-reference to those projections) and a description (in tabular form or otherwise) of how those results resulted in the implied value range disclosed on page 56.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 52, 54 and 55 of the Revised Proxy Statement.

35.	Refer to the information on page 14 of the Morgan Stanley materials filed as exhibit 99(C)(4) to the Schedule 13E-3. We note that the mean and median measures listed there are lower than the representative range of multiples included on page 54. For example, with respect to the AV to Actual 2013 Non-GAAP EBITDA, the mean, median and every individual comparable company’s multiple is below 3.3x, yet your disclosure shows a range beginning at 5.0x. Please revise to explain.

The Company respectfully submits to the Staff that the representative ranges for the comparable company metrics are generally consistent with the mean and median measures. The Company notes that the mean and median measure for the AV to Actual 2013 Non-GAAP EBITDA is 6.8x and 6.9x, respectively.

U.S. Securities and Exchange Commission

May 12, 2014

36.	Please revise to include the basis for Morgan Stanley’s conclusion that the companies identified on pages 54 and 55 were comparable to the company. Please indicate whether there were other comparable companies that Morgan Stanley excluded from the analysis and, if so, why. Please provide similar disclosure for the transactions used in the Precedent Transactions and Premiums Paid analyses.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 52, 53 and 55 of the Revised Proxy Statement.

Precedent Transactions Analysis, page 54

37.	Explain how Morgan Stanley concluded that this analysis supported its fairness opinion when the analysis includes only five transactions, with one having taken place in 2007 and another in 2011.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 53 of the Revised Proxy Statement. As noted in the updated disclosure, Morgan Stanley selected precedent transactions which, in its judgment and experience, were most similar to the Merger and therefore most relevant to its evaluation of the fairness of the merger consideration, from a financial point of view. Morgan Stanley considered including other transactions in its analyses but determined that such transactions were either not comparable to the Merger or involved companies that were dissimilar to the Company in terms of growth profile or profitability.

38.	Refer to comment 35 above and to the information on page 15 of the Morgan Stanley materials filed as exhibit 99(C)(4) to the Schedule 13E-3. We note that the raw data listed there for the LTM and NTM Non-GAAP P/E are significantly higher than the ranges appearing on page 55 and that the Premium L3M VWAP Online Gaming Transactions ranges from (7.8%) to 52.3% while the range disclosed on page 55 is 20%-30% Please revise to explain.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 54 of the Revised Proxy Statement. In selecting the representative ranges, Morgan Stanley compared the relevance of the AV/EBITDA multiples and P/E multiples for each company in its analysis. The selection of the representative range was based on Morgan Stanley’s judgment and experience, including its judgment of which multiples are the relevant benchmark for the precedent transactions, given the growth profiles and profitability of the companies utilized in the analysis.

Discounted Cash Flow Analysis, page 56

39.	Explain how Morgan Stanley determined the perpetual growth rate range used in this analysis.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 56 of the Revised Proxy Statement.

40.	Revise this section to disclose the effect on Morgan Stanley’s fairness opinion of the value range calculated by Morgan Stanley in this analysis being significantly higher than the transaction price.

U.S. Securities and Exchange Commission

May 12, 2014

As noted on pages 50 and 51 of the Revised Proxy Statement, in arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any specific analysis. While Morgan Stanley noted the higher value ranges implied by the discounted cash flow analysis, Morgan Stanley did not attach any specific effect of the results of this analysis to Morgan Stanley’s conclusion as to the fairness of the merger consideration, from a financial point of view. The discounted cash flow value ranges were one of a number of metrics considered by Morgan Stanley as a whole. The Company therefore respectfully advises the Staff that attributing weight or highlighting the effect of any particular analysis would create a misleading view of the process underlying Morgan Stanley’s analyses and opinion.

Leveraged Buyout Analysis, page 56

41.	Revise this section to disclose the basis for assuming an internal rate of return of 25% to 35% and an exit multiple of 7x to 9x.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 56 of the Revised Proxy Statement.

General, page 57

42.	Revise the discussion of the material relationships between Morgan Stanley and the company and its affiliates to disclose any compensation paid, or to be paid, to Morgan Stanley in connection with services provided to the company or its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 58 of the Revised Proxy Statement.

43.	Revise the fourth paragraph to remove the reference to arm’s-length negotiations. Such a reference is not appropriate in the context of a going private transaction.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 57 of the Revised Proxy Statement.

Opinion of Duff & Phelps, page 58

44.	We note the statement on pages 58 and 61 that Duff & Phelps’ opinion was furnished for the use and benefit of the special committee and “may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent.” We also note similar language on page 12 and in Duff & Phelps’ opinion included in Annex D. This statement implies that absent Duff & Phelps’ express consent, security holders may not rely on its opinion to make an informed investment decision. Please revise to remove this implication by disclosing whether or not Duff & Phelps has provided consent for use of its opinion in the Schedule 13E-3. We may have further comment.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 58 and 61 of the Revised Proxy Statement.

U.S. Securities and Exchange Commission

May 12, 2014

Discounted Cash Flow Analysis, page 61

45.	Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) with respect to the Discounted Cash Flow analysis, the company’s projected results that were used in conducting it (or a cross-reference to those projections) and a description (in tabular form or otherwise) of how those results resulted in the implied value range disclosed on page 62, (ii) the market data, growth and margin rates and multiples for each company used in the Selected Public Companies analysis (pages 17 and 18 in Duff & Phelps presentation to the board), (iii) the transaction data from each transaction used in the Selected M&A Transactions analysis, and (iv) the data from the transaction evaluated in connection with the Premiums Paid analysis.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 62 and 63 of the Revised Proxy Statement.

Selected Public Company Analysis, page 62

46.	We note the disclosure on page 63 regarding the criteria Duff & Phelps used in determining the companies to be included in the analysis. Please revise to indicate whether there were other comparable companies that were excluded from the analysis and, if so, why. Please include similar disclosure in regard to the transactions selected for the M&A Transactions analysis.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 64 and 66 of the Revised Proxy Statement.

Selected M&A Transactions Analysis, page 64

47.	We note the disclosure on page 64 that Duff & Phelps “did not select valuation multiples for the Company based on the selected M&A transactions analysis…” Please revise to disclose the purpose and usefulness to Duff & Phelps of this analysis in reaching its fairness opinion.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 67 of the Revised Proxy Statement.

Purposes of and Reasons for the Merger, page 66

48.	You disclose in the first sentence that each member of the buyer group “may be deemed” to be an affiliate of the company under a “possible interpretation of the SEC rules.” The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons “are” deemed to be affiliates of the company and remove references to a “possible interpretation.”

U.S. Securities and Exchange Commission

May 12, 2014

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 72 of the Revised Proxy Statement.

Effects of the Merger on the Company, page 67

49.	Item 1013(d) of Regulation M-A requires a description of the effects of the Rule 13e-3 transaction on the subject company’s affiliates. Disclosure in this section, however, describes the primary benefits and detriments to the Buyer Group. As noted previously, the staff views officers and directors of an issuer as affiliates of the issuer. Please include in this section a cross reference to the discussion on page 78 of the cash to be received by the company’s directors and executive officers as a result of the merger and revise the disclosure under of the company’s net book value and net earnings on page 70 to include information for the company’s directors and executive officers.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 74 and 75 of the Revised Proxy Statement.

50.	You disclose on page 70 that the Buyer Group will be beneficiaries of the cost savings associated with the company no longer having to comply with federal securities laws. Quantify this benefit to the extent practicable. Refer to Instruction 2 to Item 1013 of Regulation M-A. Also, we note the disclosure in the company’s most recent annual report on Form 20-F filed on April 18, 2013 that as of December 31, 2012, the Company had net operating tax losses carried forward in the total $11,672,692. Revise to indicate, if true, that the Buyer Group will become the direct beneficiaries of the company’s future use of any accrued operating loss carry forwards to offset future taxable income.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 73 and 76 of the Revised Proxy Statement.

Alternatives to the Merger, page 71

51.	Please disclose whether the special committee and board of directors considered remaining a stand-alone public company and, if so, state the reasons for rejection of the alternative.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 77 and 78 of the Revised Proxy Statement.

Financing of the Merger

Debt Financing, page 73

52.	Please disclose if you have any plans or arrangements for repaying the debt. Refer to Item 1007(d)(2) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 80 of the Revised Proxy Statement.

U.S. Securities and Exchange Commission

May 12, 2014

Related-Party Transactions, page 81

53.	To the extent not already disclosed, revise your disclosure to clarify why each transaction is a related-party transaction.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 89-91 of the Revised Proxy Statement.

Annex G

Directors and Executive Officers of the Company, page G-2

54.	For Messrs. Yan, Jiang, Schloss, Fei and Ding and Ms. Tang, please clarify their employment during the past five years, including the starting and ending dates of each position held. Refer to Item 1003(c)(2) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages G-3, G-4 and G-5 of Annex G to the Revised Proxy Statement.

Exhibits

55.	Please file as an exhibit the Hony SPV’s Adherence Agreement to the Consortium Agreement, or advise why it is not required to be filed. Refer to Item 1016 of Regulation M-A.

In response to the Staff’s comment, the Company respectfully submits that Hony SPV’s Adherence Agreement to the Consortium Agreement has been filed as Exhibit (b)-(13) to the Amendment.

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Giant Group Holdings Limited, Giant Investment Limited, Giant Merger Limited, Yuzhu Shi, Union Sky Holding Group Limited, Vogel Holding Group Limited, The Baring Asia Private Equity Fund V, L.P., Baring Private Equity Asia V Holding (12) Limited, Hony Capital Fund V, L.P., Rich Noble Enterprises Limited, CDH WM Giant Fund, L.P. and CDH Journey Limited.

* * * * * * *

U.S. Securities and Exchange Commission

May 12, 2014

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please do not hesitate to contact the undersigned at (650) 335-7258.

Sincerely,

FENWICK & WEST LLP

/s/ David K. Michaels
David K. Michaels

cc:	Yuzhu Shi
Giant Group Holdings Limited
Giant Investment Limited
Giant Merger Limited
Union Sky Holding Group Limited
Vogel Holding Group Limited

Jazy Zhang
Giant Interactive Group Inc.

Mark Beckett
The Baring Asia Private Equity Fund V, L.P.
Baring Private Equity Asia V Holding (12) Limited

Yonggang Cao
Hony Capital Fund V, L.P.
Rich Noble Enterprises Limited

Weiheng Chen, Esq.
Zhan Chen, Esq.
Wilson Sonsini Goodrich & Rosati

Akiko Mikumo, Esq.
Weil, Gotshal & Manges LLP

Julia Gao, Esq.
Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Gordon K. Davidson, Esq.
Eva H. Wang, Esq.
Fenwick & West LLP

Portia Ku, Esq.
O’Melveny & Myers LLP

David T. Zhang, Esq.
Kirkland & Ellis

May 12, 2014

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 30, 2014 with respect to the Schedule13E-3, File No. 005-83570 (the “Schedule 13E-3”), filed on April 2, 2014 by the Company and the other filing persons named therein, each of the undersigned hereby, severally but not jointly, acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Giant Interactive Group Inc.

By	/s/ Peter Andrew Schloss
Name:	Peter Andrew Schloss
Title:	Director, Chairman of the Special Committee

Giant Group Holdings Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Giant Investment Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Giant Merger Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Yuzhu Shi

/s/ Yuzhu Shi
Yuzhu Shi

Union Sky Holding Group Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Vogel Holding Group Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

The Baring Asia Private Equity Fund V, L.P.

By:	Baring Private Equity Asia GP V, L.P. acting as its general partner

By:	Baring Private Equity Asia GP V Limited acting as its general partner

By	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By	/s/ Ramesh Awatarthing
Name:	Ramesh Awatarthing
Title:	Director

Baring Private Equity Asia V Holding (12) Limited

By	/s/ Mark Beckett
Name:	Mark Beckett
Title:	Director

Hony Capital Fund V, L.P.
Acting by its sole general partner Hony Capital Fund V GP, L.P.

Acting by its sole general partner Hony Capital Fund V GP Limited

By	/s/ Zhao John Huan
Name:	Zhao John Huan
Title:	Authorized Signatory

Rich Noble Enterprises Limited

By	/s/ Bing Yuan
Name:	Bing Yuan
Title:	Director

CDH WM Giant Fund, L.P.

By	Sino Giant Holdings Limited acting as its general partner

By	/s/ Wei Ying
Name:	Wei Ying
Title:	Director

CDH Journey Limited

By	/s/ Lilian Xu
Name:	Lilian Xu
Title:	Director